October 18, 2004

Via Facsimile and U.S. Mail

Martin R. Bring, Esq.
Anderson Kill & Olick, P.C.
1251 Avenue of the Americas
New York, New York 10020-1182

RE:	Gristede`s Foods, Inc.
	Amendment No. 1 to Schedule 13E-3 filed on
	File No. 5-30124

Dear Mr. Bring:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why any comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 13E-3
Fairness of the Merger, page 7

1. We note your response to our prior comment number 7 and the amended disclosure regarding the Special Committee`s adoption of the fairness opinion of Brooks, Houghton. Unless the special committee is empowered to act on behalf of the company with respect to the merger, the board of directors should make the fairness determination. Therefore, it appears the board of directors should adopt the analyses and conclusion of the special committee relating to the substantive fairness of the merger to unaffiliated shareholders.
In addition, unless the Catsimatidis Group independently produces the analyses described in Item 1014, they must adopt the analyses of another party. It is not sufficient to disclose that they considered the same factors as the special committee.

2. Please disclose whether the board of directors believes the merger to be procedurally fair despite the lack of the safeguard described by
Item 1014(d).

Fairness Opinion of Brooks, Houghton
3. We note your response to prior comment number 14. However, any documents or background materials presented to the board in connection with the fairness opinion must be filed as an exhibit to the registration statement. See No Action Letter to Charles L. Ephraim (September 30, 1987).

Closing Comments

	Please file an amended Schedule 13E-3 in response to these comments. Mark the amendments so that the revisions, including those made not in response to staff comment, are clear and distinguishable from the text of earlier submissions. See Rule 310 of Regulation S-T. In addition, please furnish a cover letter that keys your responses to our comments and provides any supplemental information we requested. This comment letter should be filed on EDGAR as correspondence. If you believe complying with a comment is not appropriate, tell us why in your letter. You should be aware that we might have additional comments based on your responses.

	Please direct any questions regarding the comments to me in the Office of Mergers and Acquisitions at (202) 942-2948.

Sincerely,


Nicholas P. Panos
Special Counsel
Office of Mergers & Acquisitions